June 1, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Donald Field, Esq. and Mara Ranson, Esq.

Re:	EzFill Holdings, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1 Submitted
April 21, 2021
CIK No. 0001817004

Ladies and Gentlemen:

EzFill Holdings, Inc. Inc. (the “Company”) is hereby filing a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a Amendment No. 1 to Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on April 21, 2021 (the “Draft Submission”). The Registration Statement 2 has been revised to reflect the Company’s responses to the comment letter pertaining to the Draft Submission dated May 19, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 Cover Page

1.	We note your response to our prior comment 3 and reissue in part. We note your disclosure that you have applied to list your common stock on Nasdaq. Please revise to identify the trading symbol for your securities on such market. If your offering is not conditioned upon listing approval, please state as much and provide disclosure in your risk factors about the lack of liquidity available to purchasers in this offering. Refer to Item 501(b)(4) of Regulation S-K.

Response:

The Registration Statement has been revised to identify that the trading symbol for the Company’s common stock will be EZFL and that the Company will only complete the offering if its common stock is listed on the Nasdaq Capital Market.

Business , page 26

2.	We note that you recently entered into a Technology License Agreement. Please revise this section to discuss this agreement in greater detail to include how it will affect your business and operations. We also note that the agreement contains a revenue sharing provision. Please discuss this provision and its potential impact on your current and future revenue streams.

Response:

The Registration Statement has been revised to discuss how the Technology Licensing Agreement will affect the Company’s business and operations. Additionally, the Registration Statement has been revised to discuss the revenue sharing provision of the Technology License Agreement and its potential impact on the Company’s current and future revenue streams.

Consolidated Statements of Operations, page F-4s

3.	Please separately present revenue from delivery fees and revenue from gasoline sales in your statement of operations. See Rule 5-03(b)(1) of Regulation S-X.

Response:

Delivery fees (including one-time delivery fees and monthly subscription fees) totaled 3.9%, 2.0% and 1.6% of total revenue for 2019, 2020 and the first quarter of 2021, respectively. Since these percentages are all below the 10% threshold specified in Rule 5-03(b)(1), we have combined these fees with gasoline sales in the revenue amounts included in the statement of income.

Very truly yours,

/s/ Michael J. McConnell
Michael J. McConnell
Chief Executive Officer